Brown Brothers Harriman Investments, LLC

(A wholly-owned subsidiary of Brown Brothers Harriman & Co.)
Statement of Financial Condition Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934
December 31, 2019

BROWN BROTHERS HARRIMAN INVESTMENTS, LLC

TABLE OF CONTENTS

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Brown Brothers Harriman Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Brothers Harriman Investments, LLC (the "Company"), a wholly-owned subsidiary of Brown Brothers Harriman & Co., as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



EisnerAmper LLP

We have served as the Company's auditor since 2017.

EISNERAMPER LLP
New York, New York
February 24, 2020

Brown Brothers Harriman Investments, LLC
Statement of Financial Condition
December 31, 2019 (In Thousands of U.S. Dollars)

Assets

Cash	$	1,339
Receivable from Parent		35
Total assets	$	1,374

Liabilities and Member's Equity

Accrued expenses	$	37
Total liabilities		37
Member's equity		1,337
Total liabilities and member's equity	$	1,374

The accompanying notes are an integral part of the statement of financial condition.

December 31, 2019 (In Thousands of U.S. Dollars)

1. Organization

Brown Brothers Harriman Investments, LLC (the "Company") was granted membership with the Financial Industry Regulatory Authority ("FINRA") on May 2, 2016 and commenced operations on September 1, 2016. The Company is a wholly-owned subsidiary of Brown Brothers Harriman and Co. (the "Parent"). The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA as an Introducing Broker-dealer. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds.

2. Significant Accounting Policies

Basis of Presentation — The statement of financial condition is prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Cash and Cash Equivalents — The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. As of December 31, 2019, there were no cash equivalents. The Company maintains substantially all cash at one major financial institution, and it exceeds the FDIC insured amount.

Fair Value of Financial Instruments — At December 31, 2019, the carrying value of the Company's financial instruments, such as receivable from Parent and accrued expenses approximate their fair values due to the nature of their short term maturities and are categorized as Level 2 investments.

Leases — On January 1, 2019, the Company adopted ASU 2016-02, "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's Financial Statements as the Company does not have any agreements that meet the definition of a lease.

December 31, 2019 (In Thousands of U.S. Dollars)

3. Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2019, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions: for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the minimum net capital requirement pursuant to Uniform Net Capital Rule 15c3-1 of the U.S. Securities Exchange Commission (the "Rule"). Under the Rule, the Company is required to maintain minimum net capital, as defined under the rule, equal to the greater of $5 or 6-2/3% of aggregate indebtedness as of December 31, 2019. As of December 31, 2019, the Company had net capital of $1,302, which exceeded required net capital by $1,297, and a ratio of aggregate indebtedness to net capital of 2.83 to 1.

5. Related Party Transactions

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities, and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on the Administrative Services Agreement.

Reimbursement From Parent — The Company provides services related to the distribution of mutual funds and private placements of interests in the private funds offered by the Parent and/or affiliates. In September 2016, in its role as a mutual fund distributor, the Company entered a selling agreement with the Parent. In this agreement, the Company is compensated 110% of its operating expenses. The Company's receivable from its Parent related to this agreement was $35 as of December 31, 2019.

6. Exemption to Securities Exchange Act Rule 15c3-3

The Company does not process transactions for investors directly and has no role with respect to the custody, clearance, or settlements of shares of registered investment companies relating to such transactions. The Company claims an exemption under Section (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act.

7. Subsequent Events

Subsequent events have been evaluated through the date of issuance of the financial statements on February 24, 2020. Based on such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.